Exhibit 99.1

SINGAPORE (July 23, 2026) Karoooo Limited (“Karooooo”) confirms date of annual general meeting.

Annual General Meeting

Shareholders are referred to the announcement dated July 2, 2026, relating to the Annual General Meeting of shareholders.

We confirm the relevant record dates as follows:

Eligibility for distribution of the Notice of Annual General Meeting	June 15, 2026
Record date to be eligible to attend and vote at the AGM	June 15, 2026
Receipt of voting instructions by the Company	July 25, 2026

There is an error in the Notice of AGM on page 6, which incorrectly refers to the Record Date for eligibility to vote as being July 24, 2026.

Investor Relations Contact	IR@karooooo.com
Media Contact	media@karooooo.com